Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On February 27, 2025, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the participation of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

it was recorded the approval of the update of the Internal Charters of the: (i) Board of Directors (Attachment I); (ii) Board of Officers (Attachment II); (iii) Customer Experience Committee (Attachment III); (iv) Strategy Committee(Attachment IV); (v) Risk and Capital Management Committee (Attachment V); (vi) Appointment and Corporate Governance Committee (Attachment VI); (vii) Related Parties Committee (Attachment VII); (viii) People Committee (Attachment VIII); (ix) Compensation Committee (Attachment IX); (x) the Environmental, Social and Climate Responsibility Committee (Attachment X); and (xi) Fiscal Council (Attachment XI), in accordance with the respective attachments to this resolution.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted this minute, which, after being read and approved by all, was signed. São Paulo (SP), February 27, 2025. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-Chairmen; Ricardo Villela Marino - Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabrício Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board Members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT I – INTERNAL CHARTER OF THE BOARD OF DIRECTORS

INTERNAL CHARTER OF THE BOARD OF DIRECTORS

1. CHARTER – This Internal Charter ("Charter") shall govern the execution of the legal and statutory powers of the Board of Directors ("Board") of Itaú Unibanco Holding S.A. ("Company").

2. COMPOSITION - The Board shall have at least ten (10) and at the most fourteen (14) members, it being incumbent on the General Stockholders' Meeting which elected its members to initially establish the number of members to comprise this body during each term of office.

2.1. The Board of Directors will be composed of natural persons, elected by the General Stockholders' Meeting, and will have one (1) Chairman or two (2) Co-chairmen and may have up to three (3) Vice–Chairmen chosen by the General Stockholders' Meeting, at the occasion of the election of the Board of Directors' members. In the event of a vacancy, absence or incapacity (a) of one Cochairman, the other Co-chairman shall assume all duties of the function, or (b) of the Chairman or the two (2) Co-chairmen, the Board of Directors shall indicate a substitute among its members.

2.2. The composition of the Board shall be evaluated annually to ensure the diversity and complementary nature of the competencies of its members pursuant to item 10 below.

3. BOARD COMMITTEES – In order to ensure the best contribution possible on the part of its Directors with respect to the various matters for which the Board has responsibility, the Board shall have the powers to approve the structure of the committees

and sub-committees that shall report to it ("Committees").

4. ELECTION AND COMPOSITION OF THE COMMITTEES – At the first Board Meeting after the General Stockholders' Meeting, the members of the Committees already in existence shall be elected.

4.1. The following committees shall report to the Board: (i) Audit Committee; (ii) Capital and Risk Management Committee; (iii) People Committee; (iv) Appointments and Corporate Governance Committee; (v) Strategy Committee; (vi) Compensation Committee; (vii) Related Parties Committee; (viii) Environmental, Social and Climate Responsibility Committee; and (ix) Customer Experience Committee.

Summarized Minutes of the Meeting of the Board of Directors

5. FUNCTIONS OF THE BOARD AND THE CHAIRMAN OR CO-CHAIRMEN OF THE BOARD - In general terms, the Board shall be responsible for defining the strategy of the Company and of its controlled companies, examining matters of relevance to the Company, and effectively supervising its management to the benefit of stockholders' interests.

5.1. The Board shall carry out the activities within its powers as established in the Bylaws of the Company as approved in the General Stockholders' Meeting.

5.2. The Board shall establish the general guidance of the business of the Company, being responsible for considering matters included in the meetings' agenda, as decided by the Chairman/Co-chairmen of the Board, after receiving suggestions from the other Board members and the President of the Board of Officers.

5.3. Without prejudice to the legal and statutory requirements, the Board shall have as its purpose, in the election of the Board of Officers of the Company and of its controlled companies, where applicable, the composition of teams of officers aligned to the values of the Company, and with the ability to reconcile in a harmonious manner, the interests of the stockholders, managers and employees, as well as the company's social and environmental responsibilities in accordance with the legislation and ethical standards.

5.4. The Chairman/Co-chairmen of the Board shall be the highest representative of the interests of all the stockholders, promoting performance, ethics and corporate values. It is incumbent upon the Chairman/Co-chairmen of the Board in general lines (i) to coordinate the activities of the Board, determining the agenda and focusing on discussions on the future and strategic questions; (ii) to ensure that the Directors receive necessary information for making resolutions in a satisfactory manner; (iii) to retain and share with Directors and members of the Committees current knowledge on challenges and opportunities related to the global financial market; (iv) to guarantee that the performance of the Board, Directors and members of the Committees is evaluated with the purpose of improving the performance of their functions on an ongoing basis; (v) to facilitate the interaction of the members of the Board, advising them on the resolution of conflicts; (vi) based on the recommendations of the Appointments and Corporate Governance Committee, plan the Board members' succession.

6. MEETINGS - The Board shall hold ordinary meetings eight (8) times a year to be held according to the annual calendar set by its Chairman/Co-chairmen.

Summarized Minutes of the Meeting of the Board of Directors

6.1. It is incumbent on the Chairman/Co-chairmen of the Board, at his/her discretion, to convene extraordinary meetings, including when so proposed by any member of the Board ("Director") or by the President of the Board of Officers.

6.2. For reasons of urgency, meetings may be held by means of conference call or video conference.

6.3. The Directors shall attend a minimum of seventy-five percent (75%) of the Board meetings held in each term of office.

6.4. Convening notices are waived for meetings where the full quorum of Directors is present.

6.5. The Chairman/Co-chairmen may, at his/her own discretion or upon the request of any Director, as the case may be, invite to the Board meetings any individual related to the Company or its controlled companies, or related outside consultants, to provide clarifications on matters pertaining to his/her responsibility or expertise.

6.6. The Board shall seek, whenever possible, to make decisions by consensus.

6.7. Notwithstanding the provision in the preceding item, Board resolutions shall be made by an absolute majority of the votes of the Directors.

6.8. The minutes of the meetings of the Board of Directors shall be clearly drafted and include the decisions made, the names of the people who attended the meeting, dissenting votes and abstentions.

6.9. The independent Directors may meet to examine specific matters of interest to the Company, such a meeting to be convened by the longest serving Director on the Board or, in the event of a tie, by the oldest Director, in either case, the said Director reporting the matters discussed and possible suggestions to the Chairman/Co-chairmen of the Board.

7. AGENDA AND SUPPORTING DOCUMENTATION - Whenever possible, the Board Secretary shall send to members of the Board, supporting documents of the matters to be discussed together with the agenda of each meeting at least five (5) business days prior to the said meeting to allow each Director to become adequately conversant with these matters and significantly collaborate on the discussions.

Summarized Minutes of the Meeting of the Board of Directors

7.1. At the first ordinary meeting of each fiscal year, the Chief Executive Officer shall inform the Board of the annual budget approved by the Board of Officers, and, at the other ordinary meetings during the year, provide information on its execution.

7.2. Having duly informed the Chairman/Co-chairmen of the Board, any Director may request information and clarifications from an Officer of the Company, on a matter affecting the Board's prerogatives, as well as, if necessary, request an outside expert opinion, the cost of which to be borne by the Company, on a specific theme upon which it is incumbent on him to examine in his capacity as a member of the Board, passing on the information and documents obtained to the Chairman of the Board with enough time in advance to comply with the period provided for in item 7 above.

8. DUTIES – The members of the Board, in addition to complying with the legal duties inherent in the position, shall be guided in their conduct by high ethical standards, and encourage and comply with good corporate governance practices in the Company.

8.1. The Directors shall maintain rigorous confidentiality with respect to any material information related to the Company if still not officially disclosed to the market.

9. CONFLICT OF INTERESTS – The Directors shall conduct in an impartial manner, the following rules applying for preventing cases of conflict of interests.

9.1. Members of the Board may not participate in resolutions on matters in which their interests conflict with those of the Company. It is incumbent on each member to inform the Board on a conflict of interest as soon as the matter is included in the agenda or proposed by the Chairman of the Board and, in any case, prior to the beginning of any discussion on each item.

9.2. In the first meeting following their election, the Directors shall communicate to the Board: (a) the main activities their develop outside the Company, (b) their participation on the boards of other companies, pursuant to the limit established in item 9.2.1 below; and (c) their commercial relationship with companies of the Itaú Unibanco Conglomerate, including whether they provide services to these companies. This information shall be provided annually and whenever there is a new event that requires an update of this type of information:

9.2.1. The Directors may only sit on no more than four (4) boards of directors of companies that do not belong to the same economic conglomerate. For the purposes of this limit, the performance of this function in philanthropic entities, clubs or associations will not be considered. This limit may be exceeded upon approval of the Appointments and Corporate Governance Committee.

Summarized Minutes of the Meeting of the Board of Directors

9.3. Should a member of the Board or company controlled or governed by him/her carry out a transaction with companies in the Itaú Unibanco Conglomerate, the following rules must be complied with: (a) the transaction must be carried out on an arm's length basis, (b) if it is not a routine transaction or a service provision, there must be reports issued by first-class entities proving that the transaction was carried out on an arm's length basis, and (c) the transaction must be reported and carried out by the Related Parties Committee, by the Ethics and Ombudsman Superintendence or by the usually proper channels in the Itaú Unibanco conglomerate in accordance to the rules and conditions in the Transactions with Related Parties Policy.

10. ANNUAL EVALUATION – An evaluation of the Board, its Chairman/Co-chairmen and the Committees shall be undertaken on an annual basis as well as a self-evaluation of the Directors. The Appointments and Corporate Governance Committee shall provide methodological and procedural support for the evaluation process.

11. TECHNICAL AND ADMINISTRATIVE SUPPORT – The work of the Board, which shall be recorded in minutes, shall have the technical and administrative support of the executive body of the Company.

12. CONTINGENCIES NOT COVERED BY THE CHARTER – Contingencies not covered by this Charter shall be resolved by the Chairman/Co-chairmen, ad referendum of the Board.

13. AMENDMENTS – This Charter may be amended by the Board, on the proposal of the Chairman/Co-chairmen or of any three (3) of its members.

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT II – INTERNAL CHARTER OF THE BOARD OF OFFICERS

INTERNAL CHARTER OF THE BOARD OF OFFICERS

1. CHARTER – This Internal Charter ("Charter") governs the work of the Board of Officers of Itaú Unibanco Holding S.A. ("Company"), in line with and in addition to the legal and statutory provisions.

2. COMPOSITION - The Board of Officers will be made up of at least 5 (five) and at most 50 (fifty) members, including the positions of Chief Executive Officer, and Officer, as determined by the Board of Directors when providing for these positions.

2.1. The Board of Directors will nominate for the Board of Officers professionals who can combine, harmoniously, the interests of the Company, its stockholders and employees, as well as the environmental and social responsibility of the Company, guided by legality and ethics.

2.2. In the event of the absence or impediment of any officer, the Board of Officers may choose the substitute officer from among its members. The Chief Executive Officer will be replaced, in their absences or impediments, by one Officer member of the Board of Officers nominated by them.

2.3. Should any position become vacant, the Board of Directors may nominate a substitute officer to complete the term of the replaced officer.

2.4. The officers will hold their offices for a term of one (1) year and they may be reelected, and they will stay in their positions until their replacements take office.

2.5. An officer who has already turned sixty-two (62) years of age on the date of the election may not be elected to take office as Chief Executive Officer and an officer who has already turned sixty (60) years of age on the date of the election may not be elected to take the other offices on the Board of Officers.

3. EXECUTIVE COMMITTEE – The Executive Committee is the Company's executive body with maximum authority. The Board of Directors will define who hold the positions of Chief Executive Officer and the Officers members of the Board of Officers.

4. DUTIES OF THE BOARD OF DIRECTORS – The operational or executive duties related to the management and representation of the Company will be incumbent upon the Board of Officers elected by the Board of Directors.

Summarized Minutes of the Meeting of the Board of Directors

4.1. The Chief Executive Officer will be responsible for supervising the current Board of Officers, structuring the Company's services and establishing internal and operational rules.

4.2. In compliance with the rules of the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, the Board of Directors will nominate, from among the members of the Board of Officers, representatives with specific responsibilities for given activities, products or services before the authorities, stockholders and the general public.

4.3. The representation of the Company will take place under the terms provided for in the Bylaws.

5. DUTIES OF THE EXECUTIVE COMMITTEE - The Executive Committee will be specially responsible for: (i) implementing the guidelines proposed by the Company's Board of Directors; (ii) carrying out strategies related to the products and business developed by the Company; (iii) ensuring the best allocation and management of financial, operational and human resources; (iv) monitoring risks to which the Company may be exposed (market, credit, operating, image, etc.); and (v) leading the Company in the search for long-term value creation.

6. MEETINGS OF THE EXECUTIVE COMMITTEE - The Executive Committee will hold ordinary meetings on a weekly basis in accordance with the annual calendar established by the Chief Executive Officer.

6.1. It is incumbent upon the Chief Executive Officer, at their own discretion, to convene extraordinary meetings, including when they are proposed by any other member of the Executive Committee.

6.2. For reasons of urgency, the meetings may be held via telephone, video conference, telepresence, email or any other means of communication.

6.3. The Chief Executive Officer may, by their own initiative or upon the request of any member of the Executive Committee, invite to the meetings of the Executive Committee any management members or employees of the Company or its controlled companies, or external consultants, to provide clarifications on matters of their expertise or specialization.

6.4. Notwithstanding the provision in the previous item, the resolutions of the Executive Committee will be made by the absolute majority of the votes of its members.

Summarized Minutes of the Meeting of the Board of Directors

7. OBLIGATIONS - The members of the Board of Officers, in addition to observing the legal obligations inherent to the position, must base their conduct on high ethical standards, in addition to observing and stimulating good corporate governance practices in the Company.

8. CONFLICT OF INTERESTS – The officers must work on an exempt basis and, to prevent cases of conflict of interests, the rules below will apply.

8.1. The members of the Board of Officers may not make decisions related to certain matters with which their interests conflict with those of the Company. Every officer must abstain from discussing or getting involved with matters related to the conflicting matter.

8.2. Should the conflicted officer not bring the conflict forward, the officer who is aware of the abovementioned conflict must report it to the Chief Executive Officer.

9. ANNUAL ASSESSMENT – The members of the Board of Officers will be assessed on an annual basis, taking into consideration their performances, such as: financial, customer satisfaction, people management, targets crossed with other departments and alignment with the Company's culture.

10. OMITTED CASES - The cases omitted in this Charter will be resolved by the Board of Directors.

11. AMENDMENTS - This Charter may only be amended by the Board of Directors.

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT III – INTERNAL CHARTER OF THE CUSTOMER EXPERIENCE COMMITTEE

INTERNAL CHARTER OF THE CUSTOMER EXPERIENCE COMMITTEE

1. CHARTER – The functioning of the Customer Experience Committee ("Committee") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of reports and the formulation of the Committee's themes to the management bodies and to the Company's General Stockholders' Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee shall report to the Company's Board of Directors ("Board of Directors") and shall be composed of at least three and at most ten management members of the Company and/or its subsidiaries with great expertise on the matter, and it may have the participation of specialists who are not management members in the capacity of external advisors.

2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2. The function of a Committee member is not delegable.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be mandatory should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3. RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions of matters of material interest and significant impact for the customer experience within the scope of the Board of Directors, the Committee being responsible for the following assignments:

I. With respect to the Customer Experience strategic guidelines:

a. support the Board of Directors in the discussion with the Board on strategic guidelines relating to customer experience issues;

b. issue reports and recommendations on Customer Experience guidelines, thereby providing Support for Board of Directors decisions; and

c. within the scope of the Board of Directors, lead discussions on matters of material importance and of high impact regarding the customer experience.

II. With respect to innovation and efficiency:

a. identify and propose improvements to the customer experience that increase engagement and efficiency, increasing the company's competitiveness; and

b. evaluate and recommend Customer Experience initiatives presented by the Company's Board of Officers.

III. With respect to Customer Experience metrics and evaluation:

a. propose and monitor Customer Experience metrics; and

b. monitor the results of Customer Experience metrics and propose improvement actions.

IV. With respect to design and usability guidelines:

a. discuss trends, challenges and opportunities in design and usability that impact the customer experience; and

b. propose guidelines for the development of products and services with a focus on simplifying the customer journey.

V. With respect to new technologies and artificial intelligence:

a. monitor the evolution of emerging technologies and their applications in the customer experience;

b. identify opportunities to integrate artificial intelligence and other advanced technologies into Customer Experience strategies;

c. assess the impact of emerging technologies on the customer experience and propose adaptations to maximize benefits; and

d. lead discussions on the artificial intelligence revolution and its implications for the evolution of the customer experience.

3.1. The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet at least two times annually upon the convening of its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by telephone or email.

4.2. The convening notice of a meeting is waived when all the members of the Committee are present.

4.3. The meetings of the Committee may be validly installed when at least the majority of members is present.

4.4. The members of the Committee shall attend at least 75% (seventy-five percent) of the meetings held in each term of office.

4.5. The meetings may be on-site, by conference call or videoconferencing. Decisions taken in writing, including by e-mail, shall also be deemed valid.

4.6. The Committee's decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting's agenda and supporting documentation shall be distributed beforehand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company's Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5. DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subjected to the same duties as a board director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT IV – INTERNAL CHARTER OF THE STRATEGY COMMITTEE

INTERNAL CHARTER OF THE STRATEGY COMMITTEE

1. CHARTER – The functioning of the Strategy Committee ("Committee") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of reports and the formulation of the Committee's themes to the management bodies and to the Company's General Stockholders' Meeting, shall be governed by this Internal Charter ("Charter")

2. COMPOSITION - The Committee shall report to the Company's Board of Directors ("Board of Directors") and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2. The function of a Committee member is not delegable.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Ordinary General Meeting. The Board of Directors may elect and remove members at any time.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be mandatory should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3. RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to promote and exert circumspection in the discussions of matters of material interest and significant impact for the Company within the scope of the Board of Directors, the Committee being responsible for the following assignments:

I. With respect to the strategic guidelines:

> **a.** support the Board of Directors in the discussion with the Board on strategic guidelines relating to business issues;

b. issue reports and recommendations on strategic guidelines, thereby providing support for Board of Directors decisions; and

c. within the scope of the Board of Directors, lead discussions on matters of material importance and of high impact.

II. With respect to investment guidelines:

a. review investment opportunities presented by the Board and which have a significant impact on the business; and

b. issue reports and recommendations on the investment opportunities presented, supporting Board of Directors discussions and decisions.

III. With respect to budgetary guidelines:

a. propose budgetary guidelines to the Board of Directors;

b. conduct an in-depth discussion with the Board in order to set budgetary guidelines;

c. following discussion with the Board, recommend an opinion to the Board of Directors on the budget for the current year; and

d. advise and support the Chief Executive Officer on the monitoring of the corporate strategy for the budget.

IV. With respect to sustainability guidelines, to lead the Board of Directors' discussions on the main applicable challenges and trends.

3.1. The Committee may engage outside consultants, exerting circumspection in the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet at least once annually upon the convening of its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by telephone or email.

4.2. The convening notice of a meeting is waived when all the members of the Committee are present.

4.3. The meetings of the Committee may be validly installed when at least the majority of members is present.

4.4. The members of the Committee shall attend at least seventy-five (75) percent of the meetings held in each term of office.

4.5. The meetings may be on-site, by conference call or videoconferencing. Decisions taken in writing, including by e-mail, shall also be deemed valid.

4.6. The Committee's decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting's agenda and supporting documentation shall be distributed beforehand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company's Board and with the Board of Directors, whenever necessary, to review strategic budgetary and investment guidelines.

5. DUTIES – In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subjected to the same duties as a board director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.

ATTACHMENT V – INTERNAL CHARTER OF THE RISK AND CAPITAL MANAGEMENT COMMITTEE

INTERNAL CHARTER OF THE RISK AND CAPITAL MANAGEMENT COMMITTEE

1. CHARTER – The operation of the Risk and Capital Management Committee ("Committee") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of opinions and the formulation of the Committee's themes in management bodies and the Company's General Stockholders' Meeting, will be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee reports to the Company's Board of Directors ("Board of Directors") and will be made up of at least three and at the most ten members elected annually by the Board of Directors from among its members and professionals of proven knowledge in the field.

I. The Chairman will be appointed by the Board of Directors from among the elected members of the Committee.

II. The duties of the Committee's members are non-delegable.

III. The election of the Committee's members will take place at the first meeting of the Board of Directors following the Annual General Stockholders' Meeting. The Board of Directors may elect or remove members at any time.

IV. In the event the position of a member of the Committee becomes vacant due to removal from office, resignation, death, proven impediment, disability or loss of office or other events provided for in law, the Board of Directors will nominate a substitute to complete the term of office of the replaced member. The nomination of a new member will not be mandatory if the number of remaining members on the Committee is equal to or higher than the minimum required under the terms of Article 2 of this Charter.

2.1. It is a condition for exercising the function of a member of the Committee not to be and not to have been, in the last six months, the Chief Risk Officer of the institution or a member of the Audit Committee referred to in CMN Resolution No. 4,910/21.

Summarized Minutes of the Meeting of the Board of Directors

2.2. The Committee must be composed, in its majority, of members who: I - are not and have not been employed by the institution in the last six months; II - are not spouses, or relatives in a direct line, collateral line or by affinity, up to the second degree, of the people referred to in item I; III - do not receive from the institution any other type of remuneration that does not arise from the role of member of the Committee or Board of Directors; IV - have proven experience in risk management; and V - do not have control of the institution and do not participate in decisions at an executive level.

2.3. The Committee must be chaired by a member who meets the requirements listed in item 2.2. above and who is not and has not been, in the last six months, president of the Board of Directors or any other committee of the institution.

3. DUTIES OF THE COMMITTEE – It is incumbent upon the Risk Management and Capital Committee to support the Board of Directors in the performance of its responsibilities with respect to the management of risks and capital of the Company, as listed below, by submitting reports and recommendations on these topics for resolution by the Board:

I. Approval and review, at least once a year, of:

> **a.** Risk management policies, strategies and limits;
>
> **b.** Capital management policies and strategies that establish procedures aimed at keeping capital at levels that are compatible with the risks incurred;
>
> **c.** Stress test programs;
>
> **d.** Policies and strategies to manage the Company's ability to continue as a going concern;
>
> **e.** The liquidity contingency plan;
>
> **f.** The capital plan; and
>
> **g.** The capital contingency plan.

II. Definition of the Company's Risk Appetite in terms of capital, liquidity, composition of results, reputation and operations, ensuring its alignment with the Company's strategy and including:

> **a.** Acceptable levels of capital and liquidity for the Company;

b. Types of risk to which the Company may be exposed, as well as aggregate limits for each type of risk;

c. Tolerance to the volatility of results and risk concentrations; and

d. General guidelines on tolerance to risks that may have an impact on the Company's business strategy and operations and on the Company's reputation (e.g.: risk of image).

III. Supervision of compliance with the terms of the Company's Risk Appetite, by means of the monthly assessment of the risk levels incurred;

IV. Supervision of the Company's risk management and control activities in order to ensure their adequacy to the levels of risk assumed and to the complexity of operations, as well as compliance with regulatory requirements:

a. Propose and discuss procedures and systems for risk measurement and management;

b. Stay informed about the best practices in relation to risk management and control; and

c. Receive reports from the Board of Officers as to the monitoring and control of the Company's risks.

V. Assessment of the level of adherence of the risk management structure processes to the policies established;

VI. Definition of the minimum return expected on the Company's capital as a whole and from its business lines, as well as the monitoring of performance;

VII. Supervision of the incentives structures, including compensation, aimed at ensuring their alignment with the objectives of risk control and value creation;

VIII. Promotion of the improvement of the Company's risk culture and use of capital; and

IX. Supervision of the CRO's work and performance.

3.1. The Committee may engage external consultants, ensuring the integrity and confidentiality of their work. However, the work of the external consultants does not exempt the Committee from its responsibilities.

Summarized Minutes of the Meeting of the Board of Directors

4. MEETINGS – The Committee will meet at least four (4) times a year when convened by its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by telephone or email.

4.2. The convening notice of a meeting is waived when all the members of the Committee are present.

4.3. The meetings of the Committee will be validly convened when at least the majority of the members are present.

4.4. The members of the Committee must participate of at least seventy-five percent (75%) of the meetings held in each term.

4.5. The meetings may be in-person, by conference call or videoconferencing. Decisions taken in writing, including by e-mail, shall also be deemed valid.

4.6. The Committee's decisions shall be taken by the absolute majority of the members.

4.7. The Committee's resolutions will always be subsequently submitted to the meetings of the Board of Directors.

4.8. Whenever possible, the meeting's agenda and supporting documentation will be distributed in advance to the members of the Committee.

4.9. In addition to the ordinary meetings, the Committee will schedule meetings with the Company's Executive Board and Board of Directors, whenever necessary, to review risk, use of capital and investment guidelines, as well as coordinate its activities with the Audit Committee so as to facilitate the exchange of information, the adjustments necessary for the risk governance structure and the effective treatment of the risks to which the Company is exposed.

5. DUTIES – In addition to observing the legal duties inherent to the position, the members of the Committee must base their conduct on high ethical standards, in addition to observing and stimulating good corporate governance practices in the Company, keeping any material information related to the Company strictly confidential if and for as long as it is not officially disclosed to the market.

5.1. The members of the Committee are subject to the same duties as the members of the Board of Directors.

6. OMITTED CASES – The cases omitted in this Charter will be resolved by the Chairman subject to the approval of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT VI – INTERNAL CHARTER OF THE APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

INTERNAL CHARTER OF THE APPOINTMENTS AND CORPORATE GOVERNANCE COMMITTEE

1. CHARTER – The functioning of the Appointments and Corporate Governance Committee ("Committee") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of reports and the formulation of the Committee's themes to the management bodies and to the Company's General Stockholders' Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee shall report to the Company's Board of Directors ("Board of Directors") and shall be made up of at least three and at the most ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2. The function of a Committee member is not delegable.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Stockholders' Meeting. The Board of Directors may elect and remove members at any time.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be mandatory should the remaining number on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3. RESPONSIBILITIES OF THE COMMITTEE - It is incumbent on the Committee to promote and exert circumspection in the discussions within the scope of the Board of Directors on matters relating to governance of the company, the Committee being responsible for the following assignments:

I - With respect to Corporate Governance guidelines:

a. On the basis of criteria pre-established by the Board of Directors, analyze and express an opinion on situations of potential conflict of interests between Board members and companies comprising the components of the Itaú Unibanco Conglomerate, particularly on situations arising from the outside activities conducted by Board members such as the participation of members of the Board or the Executive Board in statutory bodies of other companies which are not components of the Itaú Unibanco Conglomerate;

b. whenever deemed convenient, recommend to the Board of Directors changes in the make-up of the Board of Directors and the Committees which are subordinated to it; and

c. whenever deemed convenient, recommend to the Board of Directors changes in the structure of the Committees which are subordinated to it, including the creation and/or extinguishment of Committees.

II - With respect to guidelines for selection and appointment:

a. identify, analyze and propose candidates to the Board of Directors for introduction to the General Meeting, determining if the candidate shall be considered, if elected, an executive, non-executive or independent director;

b. periodically review the criteria for defining an independent, non-executive and executive director according to the governance principles and the applicable regulations, recommending to the Board of Directors any modifications necessary and reassessing the condition of each Board member in the light of the new criteria for independence which may eventually be established;

c. evaluate the functioning of the Board of Directors;

d. discuss and make recommendations on the succession of the Chairman or Co-chairmen of the Board of Directors and the Directors;

e. discuss and make recommendations on guidelines and processes for selection and appointment of the Chief Executive Officer;

f. discuss and make recommendations on the succession of the Chief Executive Officer; and

g. assist in the identification of the Board members qualified to fill vacancies on the Committees which are subordinated to the Board of Directors, including the Nomination and Corporate Governance Committee, it being incumbent
on the Committee specifically to provide an opinion on the independence and financial specialization to the Audit Committee.

III - With respect to the guidelines for appraisal:

a. recommend processes for appraising the Board of Directors, Board members, Chairman or Cochairmen of the Board, Committees and the Chief Executive Officer; and

b. give methodological and procedural support to the appraisal of the Board of Directors, Board members, Chairman or Co-chairmen of the Board, Committees and the Chief Executive Officer.

3.1. The Committee may engage outside consultants, ensuring the integrity and confidentiality of the work performed. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS - The Committee shall meet at least annually upon the convening of its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least forty-eight (48) hours prior to the meeting by telephone or e-mail.

4.2. The convening notice of a meeting is waived when all the members of the Committee are present.

4.3. The meetings of the Committee may be validly installed when at least the majority of members is present.

4.4. The members of the Committee shall attend, at least, seventy-five percent (75%) of the meetings held in each term of office.

4.5. The meetings may be on-site, by conference call or videoconferencing. Decisions taken in writing, including by e-mail, shall also be deemed valid.

4.6. The Committee's decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting's agenda and supporting documentation shall be distributed beforehand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company's Executive Board and with the Board of Directors, whenever necessary, to review the strategic budgetary and investment guidelines.

5. DUTIES - In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards and respect and encourage good corporate governance practices in the Company, ensuring strict confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subject to the same duties as a Board member.

6. CONTINGENCIES NOT COVERED - Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT VII – INTERNAL CHARTER OF THE RELATED PARTIES COMMITTEE

INTERNAL CHARTER OF THE RELATED PARTIES COMMITTEE

1. CHARTER – The functioning of the Related Parties Committee ("Committee") of Itaú Unibanco Holding S.A. ("Itaú Unibanco" or "Company"), as well as the presentation of opinions and the making of themes of the Committee to the management organs and the General Stockholders' Meeting shall be regulated by this Internal Charter ("Charter").

2. COMPOSITION - The Committee reports to the Board of Directors of the Company ("Board of Directors") and shall be made up of 3 (three) members elected annually by the Board of Directors from among its members deemed as independent.

2.1. The Chairman shall be nominated by the Board of Directors from among the Directors, who are elected members of the Committee.

2.2. The function of a member of the Committee may not be delegated.

2.3. The Board of Directors may elect or remove members at any time.

2.4. In the event of a seat on the Committee becoming vacant due to removal, resignation, death, proven incapacity, invalidity or loss of mandate or other reasons provided in law, the Board of Directors shall nominate the substitute to complete the term of office of the member so replaced.

3. FUNCTIONS OF THE COMMITTEE – It is incumbent on the Committee to analyze the transactions between Related Parties which have a Significant Amount, as defined in the Policy for Transactions with Related Parties ("Policy"), assuring equality and transparency in such a way as to guarantee stockholders, investors and other stakeholders that the Company employs the best practices of Corporate Governance, behooving it to:

(i) analyze if the transactions are in accordance with Market Conditions as set forth in the terms and conditions contained in the respective Policy and aligned with the other practices used by the Company's Management such as the guidelines in its Code of Ethics;

(ii) in the respective analysis, verify and highlight the advantages of the transaction to the Company, as well as if it meets the requirements in the respective Policy and further if it benefits one of the parties in an improper manner;

Summarized Minutes of the Meeting of the Board of Directors

(iii) approve the transactions and report them on a quarterly basis to the Board of Directors;

(iv) monitor compliance with the Policy, proposing its review to the Board of Directors, whenever necessary; and

(v) if deemed pertinent, engage outside consultants for assistance, ensuring the integrity and confidentiality of the work, without exempting the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet when necessary, pursuant to the rules of the Policy and upon convening by its Chairman.

4.1. The convening of the meetings of the Committee shall be conducted through notices which shall be sent at least 48 (forty-eight) hours prior to the meeting, by telephone or e-mail.

4.2. The convening notice of a meeting is waived when all the members of the Committee are present.

4.3. The members of the Committee shall attend, at least, 75% (seventy-five percent) of the meetings held in each term of office.

4.4. Resolutions may be adopted at on site meetings, via conference call or video conference or in addition, through electronic mail.

4.5. The agenda of the meeting and supporting documentation whenever possible shall be distributed to the members of the Committee prior to the meeting.

4.6. Resolutions shall be adopted by the absolute majority of its members.

4.6.1. In the event of a tie due to a vacancy on the Committee (item 2.4), exceptionally it shall be incumbent on the Chairman to cast the deciding vote.

5. DUTIES – In addition to complying with the legal duties inherent to the position, the members of the Committee shall base their conduct on the highest ethical standards as well as observe and stimulate good practices of corporate governance in the Company, rigorous confidentiality to be maintained with respect to any material information related to the Company if still not officially disclosed to the market.

5.1. The members of the Committee are subject to the same duties as the director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, "ad referendum" of the Committee.

7. AMENDMENTS – This Charter may only be amended by the Board of Directors.

ATTACHMENT VIII – INTERNAL CHARTER OF THE PEOPLE COMMITTEE

INTERNAL CHARTER OF THE PEOPLE COMMITTEE

1. CHARTER – The functioning of the People Committee ("Committee") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of reports and the formulation of the Committee's themes to the management bodies and to the Company's General Stockholders' Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee shall report to the Company's Board of Directors ("Board of Directors") and shall be made up of at least three and at the most, ten members, elected annually by the Board of Directors from among its members and professionals of proven knowledge in the area.

2.1. The Chairman shall be appointed by the Board of Directors from among the Directors who are elected members of the Committee.

2.2. The function of a Committee member is not delegable.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Meeting. The Board of Directors may elect or remove members at any time.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven impairment, invalidity or loss of office or other events provided in law, the Board of Directors shall appoint the substitute to conclude the term of office of the substituted member. The appointment of a new member shall not be mandatory should the remaining number of members on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

3. RESPONSIBILITIES OF THE COMMITTEE – It is incumbent on the Committee to decide the principal guidelines with respect to the policies for people, being responsible for the following assignments:

I. With respect to the guidelines for the attraction and retention of talents:

a. discuss strategies for domestic and international attraction and mobility of executives;

b. discuss, monitor and advise Management on the career and succession processes for the key talents in the Conglomerate;

c. monitor the results of the institutional programs (including the trainee program);

d. be informed of the employee appraisal system;

e. provide support in the definition for the monitoring and performance of the Conglomerate's key executives through the Individual Development Plan (PDI); and

f. suggest employee compensation policies to the Compensation Committee, including various forms of fixed and variable compensation in addition to benefits and special programs for recruiting and termination.

II. With respect to the guidelines for recruitment:

a. advise on the necessary skills and profile for the Conglomerate to reach its medium and long-term aspirations; and

b. to be informed on the tendencies in employee hiring among companies in the same sector.

III. With respect to the guidelines for skills training:

a. discuss the culture, suitability of profile and the needs for training;

b. be informed on the policy for courses and processes for upgrading skills; and

c. provide support in the decisions on continued education programs.

IV. With respect to the Stock Options Plan:

a. to be responsible for the institutional decisions and supervise its implementation and operationalization; and

b. to approve the grant of Simple Stock Options.

Summarized Minutes of the Meeting of the Board of Directors

V. With respect to the Partners Program;

a. to be responsible for the rules with respect to the appointment and removal of the beneficiaries; and

b. to approve the nomination of the beneficiaries' names to this program.

3.1. The Committee may engage outside consultants, protecting the integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet at least 3 (three) times annually upon convening by its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by telephone or e-mail.

4.2. The convening notice of a meeting is waived when all the members of the Committee are present.

4.3. The meetings of the Committee may be validly installed when at least the majority of members is present.

4.4. The members of the Committee shall participate in at least 75% (seventy-five percent) of the meetings held during each term of office.

4.5. The meetings may be on-site, by conference call or videoconferencing. Decisions taken in writing, including by e-mail, shall also be deemed as valid.

4.6. The Committee's decisions shall be taken by the absolute majority of the members and in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting's agenda and supporting documentation shall be distributed beforehand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company's Executive Board and with the Board of Directors, whenever necessary, to review strategic, budgetary and investment guidelines.

Summarized Minutes of the Meeting of the Board of Directors

5. DUTIES - In addition to respecting the legal duties inherent to the position, the members of the Committee shall base their conduct on high ethical standards in addition to respecting and stimulating good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not officially in the public domain.

5.1. The members of the Committee are subject to the same duties as a board director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be resolved by the Chairman, ad referendum of the Committee.

7. AMENDMENTS - This Charter may only be amended by the Board of Directors.

ATTACHMENT IX – INTERNAL CHARTER OF THE COMPENSATION COMMITTEE

INTERNAL CHARTER OF THE COMPENSATION COMMITTEE

1. CHARTER – The functioning of the Compensation Committee ("Committee") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of reports and the formulation of the Committee's themes to the management bodies and to the Company's General Stockholders' Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Committee shall report to the Company's Board of Directors ("Board of Directors") and shall be made up of at least three and, at the most, ten members, elected annually by the Board of Directors, to include in its composition (i) professionals with the qualifications and experience necessary to exercise competent and independent judgment on the Company's compensation policy, including the repercussions involving risk management and (ii) at least one member who is not a member of management.

2.1. The Chairman shall be nominated by the Board of Directors from among the Directors, who are elected members of the Committee.

2.2. The function of a member of the Committee may not be delegated.

2.3. The election of the Committee members shall take place on the occasion of the first meeting of the Board of Directors following the Annual General Meeting. The Board of Directors may elect or remove members at any time. The term of office of the members of the Committee shall be 1 (one) year as from the date of the Meeting of the Board of Directors which elects them, the said term expiring on the date on which their substitutes take office.

2.4. In the event of a vacancy on the Committee due to removal from office, resignation, decease, proven incapacity, invalidity or loss of office or other events provided in law, the Board of Directors shall nominate the substitute to conclude the term of office of the substituted member. The nomination of a new member shall not be mandatory should the remaining number of members on the Committee be equal or more than the minimum required pursuant to Article 2 of this Charter.

2.5. The members of the Compensation Committee may be reelected to the position, the permanence, however, of a member on the Compensation Committee for a term of more than 10 (ten) years not being permitted. Having reached this term, the member may only rejoin the Committee once a period of at least 3 (three) years has elapsed.

Summarized Minutes of the Meeting of the Board of Directors

3. RESPONSIBILITIES OF THE COMMITTEE - It is incumbent on the Committee to promote and administer discussions, within the scope of the Board of Directors, of subjects related to compensation, the Committee being responsible for the following assignments:

a. prepare the compensation policy for the Company's management proposing to the Board of Directors the various forms of fixed and variable compensation in addition to special benefits and programs for recruitment and termination;

b. discuss, examine and supervise the implementation and operation of existing models of compensation for the Itaú Unibanco Conglomerate, discussing general principles of compensation policy for the employees and recommending its correction and improvement to the Board of Directors;

c. supervise the implementation and operation of the compensation policy for the Company's management;

d. review the Company's compensation policy for management on an annual basis, recommending its correction or improvement to the Board of Directors;

e. propose to the Board of Directors the aggregate compensation for management to be submitted to the General Stockholders Meeting;

f. evaluate and approve the Chief Executive Officer's compensation model, as well as approve the individual value of his compensation, including fixed and variable fees and benefits;

g. evaluate and approve the compensation models proposed by the Chief Executive Officer for the officers members of the Executive Committee of the Company as well as approving the respective individual values, including the fixed and variable fees and benefits, and also analyze the compensation models, approve the individual values, including the fixed and variable fees and benefits of the other members of management of the Itaú Unibanco Conglomerate;

h. evaluate future internal and external scenarios and their possible impacts on the management compensation policy;

i. examine the management compensation policy of the Company in relation to market practices with a view to identifying significant discrepancies in relation to similar companies, proposing the necessary adjustments;

j. ensure that the compensation policy for management is permanently compatible with the risk management policy, with the targets and the current and expected financial situation of the Company and with the provision in National Monetary Council Resolution 5,177/2024; and

k. prepare the "Compensation Committee Report" on an annual basis.

3.1. The Committee may engage outside consultants, ensuring the integrity and confidentiality of the work. However, the work of the outside consultants does not exempt the Committee from its responsibilities.

4. MEETINGS – The Committee shall meet at least 2 (two) times annually upon convening by its Chairman.

4.1. The convening of the Committee shall be made through notices to be sent at least 48 (forty-eight) hours prior to the meeting by telephone or e-mail.

4.2. The convening notice of a meeting is waived when all the members of the Committee are present.

4.3. The meetings of the Committee may be validly installed when at least the majority of members is present.

4.4. The members of the Committee shall attend, at least, 75% (seventy-five percent) of the meetings held in each term of office.

4.5. The meetings may be on-site, via conference call or video conference. Decisions taken in writing, including by e-mail, shall also be deemed as valid.

4.6. The Committee's decisions shall be taken by the absolute majority of the members and, in the event of a tie, the Chairman being responsible for the casting vote.

4.7. Whenever possible, the meeting's agenda and supporting documentation shall be distributed beforehand to the members of the Committee.

4.8. In addition to the ordinary meetings, the Committee shall arrange meetings with the Company's Executive Board and with the Board of Directors, whenever necessary, for further developing its responsibilities.

4.8.1. The Compensation Committee shall work jointly with the Risk and Capital Management Committee in the evaluation of the incentives created by the compensation policy.

5. DUTIES – In addition to complying with the legal duties inherent to the position, the members of the Committee shall base their conduct on the highest ethical Standards, as well as observe and stimulate good corporate governance practices in the Company, ensuring rigorous confidentiality in the safekeeping of any material information related to the Company while still not in the public domain.

5.1. The members of the Committee are subject to the same duties as a director.

6. CONTINGENCIES NOT COVERED – Contingencies not covered in this Charter shall be settled by the Chairman, "ad referendum" of the Committee.

7. AMENDMENTS – This Charter may only be amended by the Board of Directors.

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT X – INTERNAL CHARTER OF THE ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE

INTERNAL CHARTER OF THE ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE

1. CHARTER – The operation of the Environmental, Social and Climate Responsibility Committee ("Responsibility Committee SAC") of Itaú Unibanco Holding S.A. ("Company"), as well as the presentation of the Committee's opinions and themes in management bodies and the Company's General Stockholders' Meeting, shall be governed by this Internal Charter ("Charter").

2. COMPOSITION - The Environmental, Social and Climate Responsibility Committee shall report to the Company's Board of Directors ("Board of Directors") and shall be composed of at least three and at most ten management members of the Company and/or its subsidiaries with great expertise on the matter, and it may have the participation of specialists who are not management members in the capacity of external advisors.

2.1. The members shall be elected by the Board of Directors for a term of office of one (1) year.

2.2. The Chairman shall be appointed by the Board of Directors from among the Directors elected as members of the Committee.

2.3. The Board of Directors shall set up the organization and duties of the Responsibility Committee SAC.

2.4. The duty of a member of the Responsibility Committee SAC is nondelegable. 2.5. The composition of the Responsibility Committee SAC shall be disclosed on the institution's website.

2.6. The Board of Directors may elect or remove Responsibility Committee SAC members at any time.

2.7. In the event of vacancy of a member due to removal from office, resignation, death, proven incapacity, disability or loss of office or other events provided for in law, the Board of Directors shall appoint a substitute to complete the term of office of the replaced member. The appointment of a new member will not be mandatory if the number of remaining members is equal to or higher than the minimum required under the terms of item 2 of this Charter.

2.8. DUTIES OF THE ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE – The Committee is responsible for (i) defining strategies to strengthen the Company's environmental, social and climate responsibility; (ii) monitoring the performance of social institutions related to the Company and the initiatives directly carried out by the Company; (iii) ensuring the appropriate level of autonomy between the institutions that carry out social work and the Company; (iv) promoting the search for synergies and opportunities to increase efficiency between the institutions and the Company and between the institutions themselves; (v) approving the multiannual budget for initiatives that depend on the Company's funding; (vi) monitoring the quality of governance of each institution; (vii) defining the process of allocation of funding via the Rouanet Law and other incentive laws and approving contributions to be made by the Company or other companies of the Itaú Unibanco Conglomerate; (viii) resolving on and proposing recommendations to the Board of Directors on the set-up and review of the Environmental, Social and Climate Responsibility Policy (PRSAC) (either every three (3) years or upon the occurrence of any events deemed significant according to the rules issued by the National Monetary Council); (ix) assessing and keeping a track record of the degree of adherence of any implemented actions to the PRSAC; and (x) monitoring the Company's performance in meeting preset goals and proposing recommendations.

2.9. The Responsibility Committee SAC shall coordinate its activities with the Risk and Capital Management Committee in order to facilitate the exchange of information.

2.10. Together with the Board of Directors, for the purposes of Resolution No. 4,945/21, the Responsibility Committee SAC shall be responsible for the following matters: I. approve and review the PRSAC (either every three (3) years or upon the occurrence of any events deemed significant according to the resolution), with the assistance of the officer in charge of the policy; II - ensure the timely correction of any deficiencies in connection with the PRSAC; III – set up the organization and the duties of the Responsibility Committee SAC; IV - ensure that the compensation structure adopted by the institution does not encourage any behavior that is inconsistent with the PRSAC; and V –promote the internal disclosure of the PRSAC and the actions to ensure its effectiveness.

3. MEETINGS – Meetings shall be held at least every six months upon the convening of its Chairman.

3.1. Meetings shall be convened by means of notices to be sent via telephone call or electronic mail as early as possible to enable the attendance of members.

3.2. The convening notice of a meeting is waived when all the members of the Committee are present.

3.3. Meetings shall be validly opened when at least the majority of members are present.

3.4. Meetings may be attended in person or via conference call or video conference.

3.5. Whenever possible, the meeting's agenda and its supporting documentation shall be distributed in advance.

3.6. In addition to ordinary meetings, the Responsibility Committee SAC may schedule meetings with the Company's Board of Officers and Board of Directors whenever necessary.

3.7. To address Social, Environmental and Climate issues, experts in specific technical areas may be invited to support discussions.

3.8. The Committee's decisions shall be taken by the absolute majority of the members and shall be drawn up in minutes.

4. DUTIES – The members of the Responsibility Committee SAC, in addition to complying with the legal duties inherent in the position, as well as the external advisors, shall conduct themselves based on the highest ethical standards and comply with and encourage good corporate governance practices in the Company, ensuring the strict confidentiality of any material information related to the Company if and while it is not publicly disclosed accordingly.

5. OMITTED CASES – Any matters not covered by this Charter shall be settled by the Chairman, subject to the agreement of the Responsibility Committee SAC.

6. AMENDMENTS - This Charter may only be amended by the Board of Directors.

Summarized Minutes of the Meeting of the Board of Directors

ATTACHMENT XI – INTERNAL CHARTER OF THE FISCAL COUNCIL

INTERNAL CHARTER OF THE FISCAL COUNCIL

1. CHARTER – The performance of the legal duties of the Fiscal Council ("Council") of Itaú Unibanco Holding S.A. ("Company") will be governed by this Charter ("Charter").

2. COMPOSITION - The Council will comprise at least 3 (three) and at most 5 (five) effective members and an equal number of alternate members, stockholders or not, elected by the General Stockholders' Meeting.

2.1. In the first meeting following the ratification of the elected Council members by the Central Bank of Brazil, the Fiscal Council will choose, among its members, its Chairman.

2.2. It is incumbent upon the Chairman to preside at the Council's meetings and represent it before other bodies of the Company, including by attending the General Stockholders' Meeting to present the Council's opinions and representations and reply to requests for information and clarifications made by stockholders, without prejudice to the presence and opinion of any of the other Council members.

2.3. In the case of absence, incapacity, resignation or death, the effective member will be replaced by their respective alternate member.

2.4. The duties of Council member may not be delegated.

3. **RESPONSIBILITIES OF THE FISCAL COUNCIL** – It is incumbent upon the Council to perform the responsibilities set forth in Article 163 of Law No. 6,404/76.

4. **MEETINGS** – The Council will hold ordinary meetings on a quarterly basis.

4.1. It is incumbent upon the Chairman, at their own discretion or at the request of any other Council member, provided it is previously substantiated, to convene extraordinary meetings to resolve upon urgent matters.

4.2. The Council's meetings will be convened by means of notices that will be sent at least forty-eight (48) hours prior to the meeting via telephone or e-mail.

4.3. The requirement to convene a meeting may be dispensed with when all Council members are present.

Summarized Minutes of the Meeting of the Board of Directors

4.4. The Council's meetings may be validly installed when at least the majority of the Council's members are present and the resolutions are made by the majority of the members present, and the Chairman shall have the casting vote in the event of a tie.

4.5. A Council member who dissents from any of the Council's resolutions may register their dissenting opinion in the minutes of the Council's meeting, as well as notify it to the management bodies or General Stockholders' Meeting.

4.6. The meetings may be attended in person or via teleconference or videoconference. The resolutions made in writing, including via electronic mail, will also be considered valid.

4.7. The minutes of the Council's meetings will be transcribed in the "Fiscal Council's Minutes and Opinions" Register, which will be kept with the other corporate registers at the Company's head office.

4.8. Whenever possible, the meeting's agenda and supporting documentation will be distributed in advance to the Council members.

4.9. At least on an annual basis, the Council will meet with the Company's Audit Committee to discuss policies, practices and procedures related to its activity.

5. REQUEST FOR INFORMATION, CLARIFICATIONS AND STATEMENTS – The Council, through its Chairman, as a result of a (written and substantiated) request from any of its members, shall request from management bodies or the Company's independent auditors clarifications or information necessary for the performance of its duties as well as the preparation of special-purpose financial statements.

5.1. Should the Council resolve that the request for information is unfounded, such request will be forwarded to the Company's management, accompanied by the excerpt of the minutes of the meeting in which it was discussed.

6. DUTIES – The Council members, in addition to performing the legal duties inherent to the position, must base their conduct on high ethical standards, as well as comply with and encourage good corporate governance practices in the Company.

6.1. Any material information related to the Company shall be kept strictly confidential by the Council members if and while it is not officially disclosed to the market.

7. OMITTED CASES – Any cases omitted in this Charter will be resolved by the Chairman ad referendum to the approval of the Council.

8. AMENDMENTS – This Charter may be amended by the Council upon proposal by its Chairman or by any of its members, according to the provision in item 4.4.

This Charter becomes effective on the date of its approval by the Council and it will be filed at the Company's headquarters.